UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Dianthus Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

252828108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

The initial filing and Amendment No. 1 were filed on CUSIP 55910K108. Following the completion of the business combination with Dianthus Therapeutics OpCo, Inc. (“OpCo”) in accordance with the terms of the Agreement and Plan of Merger, dated as of May 2, 2023, by and among the Issuer, Dio Merger Sub, Inc. and OpCo, the Common Stock of the Issuer is represented by a new CUSIP number, 252828108.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252828108	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 14,817,762 shares of common stock issued and outstanding as of November 9, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 252828108	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 252828108	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS TRV GP IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 252828108	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Dianthus Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

7 Times Square, 43rd Floor New York, New York, 10036

Item 2.	Filing Person

	(a) –(c)	Name of Persons Filing; Address; Citizenship:

(i) Third Rock Ventures IV, L.P. (“TRV IV”);

(ii)  Third Rock Ventures GP IV, L.P. (“TRV GP IV”), which is the sole general partner of TRV IV; and

(iii)  TRV GP IV, LLC (“TRV GP IV LLC”), which is the sole general partner of TRV GP IV.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.

Each of TRV IV and TRV GP IV is a Delaware limited partnership. TRV GP IV LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 252828108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 252828108	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	TRV IV directly owns 0 shares of Common Stock (the “Shares”), which represents 0% of the outstanding shares of Common Stock.

(ii)	TRV GP IV is the general partner of TRV IV and may be deemed to beneficially own any shares of Common Stock held by TRV IV (if any).

(iii)	TRV GP IV LLC is the general partner of TRV GP IV and may be deemed to beneficially own any shares of Common Stock held by TRV IV (if any).

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV IV	0	0	0	0
TRV GP IV	0	0	0	0
TRV GP IV LLC	0	0	0	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 14,817,762 shares of common stock issued and outstanding as of November 9, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 252828108	SCHEDULE 13G	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 252828108	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

THIRD ROCK VENTURES IV, L.P.

By: THIRD ROCK VENTURES GP IV, L.P.,
General Partner

By: TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP IV, L.P.

By: TRV GP IV, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP IV, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer